

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2014

<u>Via E-mail</u>
Jonathan T. Awde
Chief Executive Officer
Gold Standard Ventures Corp.
Suite 610 – 815 West Hastings Street
Vancouver, B.C. V6C 1B4

      Re: Gold Standard Ventures Corp.
                  Registration Statement on Form F-3
                  Filed June 13, 2014
                  File No. 333-196751

Dear Mr. Awde:

      We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please resolve outstanding comments on your Form 20-F filed April 29, 2014 before requesting effectiveness.

2.   We note the report titled "Uncovering the Mysterious Beauty of the Pinion Gold Oxide Deposit," dated June 16, 2014 and available at rockstone-research.com. It appears another similar report was issued on Gold Standard Ventures on May 26, 2014. We note the disclosure in the reports regarding significant expansion of resource estimates. Please advise us whether the company, or any of its affiliates, contributed information to, or assisted in the production of, or had any participation in, or financed the reports in any way. Specifically address whether the company or any of its affiliates compensated, directly or indirectly,

Stephan Bogner or Rockstone Research Ltd, for disseminating the reports. We may have further comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ruairi Regan at (202) 551-3269 or James Lopez, Legal Branch Chief, at (202) 551-3536 if you have any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc (via e-mail): Bruce A. Rich, Esq.